UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update: Acquisition of the Remaining Shares of PRASAC Microfinance Institution PLC.

This Form 6-K is being furnished solely for the purpose of updating certain information in the Form 6-K furnished by KB Financial Group Inc. (“KB Financial Group”) under the title “Acquisition of the Remaining Shares of PRASAC Microfinance Institution PLC.” on August 18, 2021 (the “Original Report”) relating to a resolution by the board of directors of Kookmin Bank, KB Financial Group’s wholly-owned subsidiary, to acquire the remaining 30% of the total shares of PRASAC Microfinance Institution PLC. (“PRASAC,” and such acquisition, the “Acquisition”)

PRASAC is a provider of microfinance and deposit-taking services in Cambodia that became a first-tier subsidiary of Kookmin Bank after Kookmin Bank acquired 70% of its total shares on April 10, 2020, as further detailed in KB Financial Group’s Reports of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 14, 2020 and December 27, 2019.

On October 19, 2021, Kookmin Bank consummated the Acquisition by completing the wire transfer to purchase the remaining shares, as initially envisioned by the board of directors of Kookmin Bank. The purchase price was KRW 378,385,974,747 (calculated using the exchange rate of KRW 1,174.9 to US$ 1.00 announced on August 18, 2021, the date of the original resolution of the board of directors of Kookmin Bank).

Additionally, this Form 6-K amends the Original Report to correct a typographical error by replacing “August 18, 2018” with “August 18, 2021” in the first paragraph of the Original Report.

For detailed information regarding the Acquisition, please refer to the Original Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 19, 2021	By: /s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer